EXHIBIT 2

QUESTION AND ANSWER

Q:       Why did the Board act now to declassify its structure?

A:       We have been considering declassifying our Board structure for the past several weeks based on discussions with several of our largest shareholders. We believe this action further enhances H&R Block's strong corporate governance practices and is in the best interests of shareholders.

Furthermore, the declassification means that shareholders will have the ability to replace the entire Board of Directors at the 2008 annual meeting. As a result, shareholders wishing to preserve the ability to gain control of the Board of Directors in 2008 need not jeopardize our auditor's independence by voting the Breeden Partners nominees on to the Board at the 2007 meeting.